SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                     FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 [FEE REQUIRED]
        For the fiscal year ended December 31, 1993

                                        OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from _________________ to _________________

Commission file number 0-7275


                           401(k) STOCK PURCHASE PLAN
                  FOR EMPLOYEES OF CULLEN/FROST BANKERS, INC.
                              AND ITS AFFILIATES

                          CULLEN/FROST BANKERS, INC.

                            100 W. Houston Street

                          San Antonio, Texas 78205







                401(k) Stock Purchase Plan
                for the Employees of
                Cullen/Frost Bankers, Inc. and Its
                Affiliates

                Financial Statements
                and Supplemental Schedules

                Years Ended December 31, 1993 and 1992
                with Report of Independent Auditors

       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

                    Financial Statements
                 and Supplemental Schedules


           Years Ended December 31, 1993 and 1992




                          Contents

Report of Independent Auditors  .............................................1


Financial Statements

Statements of Net Assets Available for Benefits  ............................3
Statements of Changes in Net Assets Available for Benefits...................4
Notes to Financial Statements  ..............................................5


Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes..................11
Item 27d - Schedule of Reportable Transactions  ............................12

               Report of Independent Auditors



Compensation and Benefits Committee of the 401(k) Stock Purchase Plan for the Employees of
 Cullen/Frost Bankers, Inc. and Its Affiliates
San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the 401(k) Stock Purchase Plan for the Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993, and reportable trans-actions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure




                                                                   1






Compensation and Benefits Committee of the 401(k) Stock Purchase Plan for the Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates



under the Employee Retirement Income Security Act of 1974, and are not a re-quired part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



June 10, 1994                                  /s/ Ernst & Young
                                              ------------------
                                                  ERNST & YOUNG







                                                                   2





       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

       Statements of Net Assets Available for Benefits


                                                    December 31
                                                 1993         1992
                                               ---------------------

Assets
Investments, at fair value:
  Common stock of Cullen/Frost Bankers, Inc.  $ 28,015,748   $ 24,369,224
  Money market fund                              1,582,029        730,523
Receivables:
  Employer contributions                            53,949         45,463
  Participants' contributions                      124,357         75,605
  Interest                                           4,046          1,983
Cash                                               184,935              -
Participant loans                                2,443,302      1,546,518
                                               --------------------------
Total assets                                    32,408,366     26,769,316

Liabilities
Notes payable to Cullen/Frost Bankers, Inc.        170,000        370,000
Accrued interest and other liabilities               1,621          3,528
                                               --------------------------
Total liabilities                                  171,621        373,528
                                               --------------------------

Net assets available for benefits             $ 32,236,745   $ 26,395,788
                                               ==========================






See accompanying notes.














                                                                   3





           401(k) Stock Purchase Plan for the Employees of
            Cullen/Frost Bankers, Inc. and Its Affiliates

     Statements of Changes in Net Assets Available for Benefits


                                                   Year Ended December 31
                                                    1993             1992
                                                  -----------------------
Additions to net assets attributed to:
 Investment activities:
  Gain on sale or distribution of Cullen/Frost
    Bankers, Inc. common stock                  $  2,343,762   $    872,064
  Interest                                            42,310         15,533
  Dividends                                        3,134,833              -
  Net unrealized appreciation in fair value of
    Cullen/Frost Bankers, Inc. common stock          563,919     11,913,111
                                                 --------------------------
                                                   6,084,824     12,800,708
 Contributions:
  Employer                                         1,053,130        701,667
  Participants                                     2,285,759      1,861,208
                                                 --------------------------
Total additions                                    9,423,713     15,363,583

Deductions from net assets attributed to:
 Benefits paid to terminated participants          3,566,963      1,166,497
 Interest on notes payable                            15,793         29,599
                                                 --------------------------
Total deductions                                   3,582,756      1,196,096
                                                 --------------------------
Net increase                                       5,840,957     14,167,487

Net assets available for benefits at
  beginning of year                               26,395,788     12,228,301
                                                ---------------------------
Net assets available for benefits at
  end of year                                   $ 32,236,745   $ 26,395,788
                                                ===========================


See accompanying notes.



                                                                   4












       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

                 Notes to Financial Statements

                  December 31, 1993 and 1992


1. Significant Accounting Policies

The accounting records of the 401(k) Stock Purchase Plan for the Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting.

The Plan's investments are held in common stock of Cullen/Frost Bankers, Inc.
(CFBI), which is stated at fair value based on quoted market prices on the valuation date and in a money market fund. Changes in fair market value are reflected in the statement of changes in net assets available for benefits as net unrealized appreciation (depreciation) in fair value of investments. Money market investments are valued at cost which approximates fair value.

The historical cost of a specific security sold is used to compute gains and losses on the sale of investment securities.

Administrative expenses of the Plan are paid by CFBI.

Certain amounts reported for 1992 have been reclassified to conform with the current year presentation.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

As of December 31, 1990, CFBI maintained the Employee Stock Ownership Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the ESOP). Effect-ive January 1, 1991, the ESOP was amended as the Plan. All ESOP participants as of December 31, 1990 became 100% vested in their accounts as of January 1, 1991 with the inception of the Plan.

The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code and covers all employees scheduled to work 1,000 or more hours a year or, if not scheduled to work 1,000 hours, those employees who do actually work 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).






                                                                   5





       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

          Notes to Financial Statements (continued)

                 December 31, 1993 and 1992


2.  Description of the Plan (continued)

Participants may contribute an amount not less than 2% and not exceeding 16% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts in either common stock of CFBI or money market funds. The first 6% of the participant's contribution must be invested in common stock of CFBI. Additional contributions above 6% can be invested in additional common stock of CFBI or in a money market fund. CFBI matches 100% of the participants' contri-butions up to 6% of the participants' compensation.

Plan earnings for each investment are allocated to each participant based on the ratio of the participant's account balance, net of participant loans, to the total of all participants' account balances.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants employed prior to January 1, 1991 are 100% vested in their employer contributions. Participants employed after December 31, 1990 vest in their employer contributions at 20% per year with 100% vesting occurring after completion of five years of service, or upon death or disability.

Upon normal retirement at age 65, or in the event of death or disability, a participant will receive a lump-sum payment of his (her) account in the Plan and all amounts which have been allocated to his (her) ESOP account. Distri-bution of a participant's account must occur no later than April of the calendar year after the participant reaches age 70 1/2. In the event of term-ination of employment with the employer for any other reason, the participant is entitled to the vested portion of his (her) account in the Plan and all vested amounts which have been allocated to his (her) ESOP account.

Participants may borrow from the vested value of their account balance with a minimum loan of $500 and a maximum of the lower of $50,000 or 50% of the part-icipant's vested account balance, reduced by the highest amount of any loan outstanding within the previous 12 months.

Subject to IRS limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.



                                                                   6





       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

          Notes to Financial Statements (continued)

                 December 31, 1993 and 1992


2. Description of the Plan (continued)

Although it has not expressed any intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, partici-pants will become 100% vested in their accounts.

3. Benefits Payable to Terminated Participants

At December 31, 1993 there were 68 terminated participants in the Plan entitled to aggregate vested benefits totaling 20,850.6325 shares of CFBI common stock, or $734,985, applying the fair market value of the stock of $35.25 per share at December 31, 1993. The actual distribution of these benefits, in the form of stock and cash, will occur subsequent to December 31, 1993 at the $35.25 market price for those participants electing their distributions in cash, and at the market price as of the distribution date subsequent to year-end for those part-icipants electing their distributions in shares. At December 31, 1992, there were 32 terminated participants entitled to aggregate vested benefits totaling 15,007.6600 shares of CFBI common stock.

4.  Notes Payable to Cullen/Frost Bankers, Inc.

During 1988, the Board of Directors of CFBI authorized the borrowing of up to $1,000,000 for the purpose of buying additional shares through the ESOP. The ESOP borrowed $300,000 during 1988 and the remaining $700,000 during 1989 from CFBI. Interest at floating prime and principal payments of $50,000 are due quarterly through November 1, 1994. The notes are collateralized by the investments of the ESOP acquired with the proceeds of the notes.




                                                                   7






      401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

          Notes to Financial Statements (continued)

                 December 31, 1993 and 1992


5. Form 5500

The Department of Labor requires that the realized gains and losses from secur-ities transactions reflected in Form 5500 be calculated as the difference between the proceeds of securities sold and the fair market value of those securities at the beginning of the year (or purchase price if acquired during the year of sale). Under generally accepted accounting principles (GAAP), realized gains and losses are calculated on the difference between the sales proceeds and the historical cost. The following schedule shows the amounts reflected in the accompanying GAAP financial statements, compared to the amounts in the Form 5500, as of and for the years ended December 31, 1993 and 1992:

                                                GAAP
                                              Financial
                                              Statements        Form 5500
                                             ------------------------------

   Year Ended December 31, 1993

   Realized gain                             $  2,343,762      $   272,894
   Net unrealized appreciation in fair value      563,919        2,634,787

   Year Ended December 31, 1992

   Realized gain                                  872,064          705,543
   Net unrealized appreciation in fair value   11,913,111       12,079,632

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      December 31
                                                  1993          1992
                                              ----------------------------

Net assets available for benefits per the
  financial statements                       $ 32,236,745     $ 26,395,788
Amounts allocated to withdrawing
   participants                                  (734,985)        (465,237)
                                             -------------    -------------
Net assets available for benefits per
  the Form 5500                              $ 31,501,760     $ 25,930,551
                                             =============    =============





                                                                  8

                       401(k) Stock Purchase Plan for the Employees of
                        Cullen/Frost Bankers, Inc. and Its Affiliates

                        Notes to Financial Statements (continued)

                            December 31, 1993 and 1992


5. Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    Year Ended December 31
                                                     1993            1992
                                                   -------------------------
Benefits paid to participants per the financial
   statements                                      $ 3,566,963    $ 1,166,497
Add amounts allocated to withdrawing
  participants at the end of the year                  734,985        465,237
Less amounts allocated to withdrawing
  participants at the end of the prior year           (465,237)      (347,299)
                                                   ------------   ------------
Benefits paid to participants per the
  Form 5500                                        $ 3,836,711    $ 1,284,435
                                                   ===========    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Income Tax Status

The plan administrator is in the process of obtaining a determination letter from the Internal Revenue Service of the Plan's qualification under Internal Revenue Code (IRC) Section 401(a). The plan was amended during 1993. It is anticipated that the Plan qualifies under 401(a) Section of the IRC and is, therefore, not subject to tax under present income tax laws.

7. Stock Dividend

On March 2, 1993, Cullen/Frost Bankers, Inc. paid a 10% stock dividend. As a result, the Plan was issued 78,861 of additional shares of Cullen/Frost Bankers, Inc. common stock. The stock dividend is included in dividends in the 1993 statement of changes in net assets available for benefits based on the March 2, 1993 closing price of $38.25.






                                                                   9





       401(k) Stock Purchase Plan for the Employees of
        Cullen/Frost Bankers, Inc. and Its Affiliates

           Notes to Financial Statements (continued)

                 December 31, 1993 and 1992


8. Statement of Changes in Net Assets Available for Benefits Segregated by Participant Directed Investment Type

The following represents the changes in net assets available for benefits segregated by participant directed investment type.

                                   Cullen/Frost
                                   Bankers,Inc.   Money
                                   Common Stock   Market       Loan
                                       Fund        Fund        Fund       Total
                                   --------------------------------------------

Additions to net assets
  attributed to:
  Gain on sale or distribution of
       Cullen/Frost Bankers, Inc.
       common stock                $ 2,343,762 $        - $        - $ 2,343,762
  Interest                               5,317     36,993          -      42,310
  Dividends                          3,134,833          -          -   3,134,833
  Investment election transfer        (892,156)   892,156          -           -
  Net unrealized appreciation in
       fair value of Cullen/Frost
       Bankers, Inc. common stock      563,919          -          -     563,919
  Contributions:
       Employer                      1,053,130          -          -   1,053,130
       Participants                  1,971,678    314,081          -   2,285,759
  Loan withdrawals                  (2,164,596)  (440,490) 2,605,086           -
                                  ----------------------------------------------
  Total additions                    6,015,887    802,740  2,605,086   9,423,713

  Deductions to net assets
       attributed to:
       Benefits paid to terminated
        participants                 3,475,163     91,800          -   3,566,963
       Interest on notes payable        15,793          -          -      15,793
       Loan interest and principal  (1,490,170)  (218,132) 1,708,302           -
                                  ----------------------------------------------
  Total deductions                   2,000,786   (126,332) 1,708,302   3,582,756
                                  ----------------------------------------------
  Net increase                       4,015,101    929,072    896,784   5,840,957

  Net assets available for benefits
       at beginning of year         24,113,374    735,896  1,546,518  26,395,788
                                  ----------------------------------------------

  Net assets available for benefits
       at end of year             $ 28,128,475 $1,664,968 $2,443,302 $32,236,745
                                  ==============================================


















                                                                  10


               Supplemental Schedules




        401(k) Stock Purchase Plan for the Employees of
         Cullen/Frost Bankers, Inc. and Its Affiliates

  Item 27a   Schedule of Assets Held for Investment Purposes

                      December 31, 1993


                          Description of Investment,
    Identity of Issue,     Including Maturity Date,
    Borrower, Lessor,     Rate of Interest,Collateral,               Current
    or Similar Party          Par or Maturity Date         Cost       Value
- - -----------------------------------------------------------------------------

 Common stock of Cullen/
 Frost Bankers, Inc.       794,773 shares               $13,600,332 $28,015,748

 Short-Term Prime          Money market deposit
    Portfolio - I          account,variable interest,
                           available upon demand          1,582,029   1,582,029

 Participant loans         Interest accrued at Frost
                           National Bank prime rate,
                           varying maturity dates         2,443,302   2,443,302
                           6% - 6.5% charged during 1993

                                                                  11


                 401(k) Stock Purchase Plan for the Employees of
                  Cullen/Frost Bankers, Inc. and Its Affiliates

                Item 27d - Schedule of Reportable Transactions(1)

                         Year Ended December 31, 1993



                              Description of
                              Asset (Including                                                            Current Value
                              Interest Rate and                                       Expense             of Asset on
      Identity of             Maturity in Case      Purchase   Selling   Lease    Incurred With  Cost of  Transaction  Net Gain
     Party Involved               of a Loan)          Price     Price    Rental    Transaction    Asset       Date      or(Loss)
- - --------------------------------------------------------------------------------------------------------------------------------
Category(ii) - Series of
 Nonsecurities Transactions

Short-Term Investment         $5,670,214 principal
 Company Prime                 amount, short-term
 Portfolio - I                 investment fund     $5,670,214 $        - $    - $            -  $5,670,214 $ 5,670,214 $      -

Short-Term Investment         $4,818,708 principal
 Company Prime                 amount, short-term
 Portfolio - I                 investment fund              -  4,818,708      -              -   4,818,708   4,818,708        -

Category(iii)-Series of
 Securities Transactions

Common stock: (3)
 Cullen/Frost Bankers, Inc.     79,252 shares               -  2,642,189      -              -   1,006,397   2,642,189  1,635,792
 Cullen/Frost Bankers, Inc.     33,958 shares(2)            -  1,140,185      -              -     432,215   1,140,185    707,970
 Cullen/Frost Bankers, Inc.     43,018 shares       1,504,784          -      -              -   1,504,784   1,504,784          -

There were no Category (i) or
 (iv) transactions during the
 year ended December 31,
 1993.

(1) Reportable transactions consist of transactions or series of transactions in excess of 5% of the current value of plan assets at the beginning of year.
(2) Shares distributed to terminated participants.
(3) On March 2, 1993, Cullen/Frost Bankers, Inc. paid a 10% stock dividend. As a result, the Plan was issued 78,861 shares of Cullen/Frost Bankers, Inc.
    common stock.

                                                                  12

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


June 28, 1994                                    401(k) Stock Purchase Plan
                                                 for the Employees of
                                                 Cullen/Frost Bankers, Inc. and
                                                 Its Affiliates


                                                 /s/ James A. Eckel
                                                -------------------
                                                   JAMES A. ECKEL
                                                   Secretary, Compensation and
                                                   Benefits Committee